COST DRIVE DELIVERS GOOD Q2 RESULTS

Pre-tax profit of £245 million

Operating profit of £248 million

Net costs down 14.3 per cent

Unit costs down 6.1 per cent

Debt down by £1 billion since December

London, Tuesday, November 5, 2002: British Airways today announced a pre-tax profit of

£245 million (2001: £5m) for the three months ended September 30, 2002.

The three-month pre-tax figures took the result for the half-year to £310 million (2001: £45 million). Yields in the second quarter were up 1.2 per cent (2001: 6.1 per cent).

Operating profit for the quarter was £248 million (2001: £72 million). The figure for the six months was £406 million (2001: £122 million).

Group turnover for the second quarter was £2,104 million (2001: £2,251 million), down 6.5 per cent on a flying programme reduced by 10.1 per cent, measured in available seat kilometres (ASKs). Traffic volumes, measured in revenue passenger kilometres (RPKs), were down 6.8 per cent. Seat factor was up 2.8 points to 76.7 per cent.

Operating cashflow for the six months was £756 million. After disposal proceeds, capital expenditure and interest, cash inflow was £738 million, a £684 million improvement. Debt is down by £1 billion since December, its lowest level since September 1999, to £5,524 million from £6,528 million.

The improved operating results are driven by significant cost reductions in all areas including manpower, fuel, selling and distribution, engineering and operational costs, in line with the Future Size and Shape strategy announced in February and the swift actions taken post September 11, 2001.

There will be no interim dividend.

more

Cost drive delivers good Q2 results …2

Rod Eddington, the airline’s Chief Executive, said: "Our Future Size and Shape business strategy focuses on reducing costs, removing complexity and restructuring our shorthaul business. These results show we are delivering despite the difficult trading environment and continued uncertainty in the market. These figures are testament to the continued commitment and dedication of our people."

Lord Marshall, British Airways’ Chairman, said: "While the travel market continues to be subject to global, economic and political uncertainty, the revenue outlook has stabilised. The implementation of the Future Size and Shape programme continues on track and is delivering the cost savings that, in the absence of war or terrorist action, are expected to return our business to profitability for the full year."

ends

November 5, 2002 KG/122/02

Q2 July - September strategic developments

Pay deal for 2002 agreed with ground and engineering staff and cabin crew

Manpower reductions since August 2001 total 8,180 and are on track to achieve 10,000 by March 2003 and 13,000 by March 2004

Achieved £350 million of annualised cost savings against target of £450 million by March 2003

Finalised the rollout of new year-round low fares on 176 key routes to Europe and launched supporting advertising campaign

Announced the airline’s preferred option for a third runway at London Heathrow in response to the Government paper on airport infrastructure across the UK

Winter 2002 schedule commenced with eight route transfers from London Gatwick to Heathrow in line with Future Size and Shape strategy

Extension of codeshare relationship with Iberia implemented

Completed disposal of two aircraft

Q1 April - June strategic developments

New pension arrangements for new staff announced

Announced alliance with SN Brussels

Signed option agreement with easyJet to acquire DBA

New commercial agreement with Iberia signed

Completed disposal of five aircraft

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's 'Future Size and Shape' programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2002.

BRITISH AIRWAYS

INTERIM RESULTS 2002-2003 (unaudited)

Three months ended				Six months ended
	September 30			Better/	September 30		Better/
		2002	2001	(Worse)	2002	2001	(Worse)

Turnover	£m	2,104	2,251	(6.5)%	4,156	4,548	(8.6)%

Operating profit	£m	248	72	244.4%	406	122	232.8%

Operating margin	%	11.8	3.2	8.6pts	9.8	2.7	7.1pts

Profit before tax	£m	245	5	nm	310	45	588.9%

Retained profit for the period	£m	152	19	nm	192	45	326.7%

Capital and reserves at period end	£m	2,383	2,356	1.1%	2,383	2,356	1.1%

Earnings per share

Basic	p	14.1	1.8	683.3%	17.8	4.2	323.8%

Diluted	p	13.7	1.8	661.1%	17.4	4.2	314.3%

nm: Not meaningful

Investor Relations

Waterside (HBA1)

PO Box 365

Harmondsworth

Middlesex UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44 (0) 20 8738 9602

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

	Three months ended			Six months ended
	September 30		Better/	September 30	Better/
	2002 £m	2001 £m	(Worse)	2002 £m	2001 £m	(Worse)
Traffic Revenue
Scheduled Passenger	1,794	1,903	(5.7)%	3,556	3,850	(7.6)%
Scheduled Cargo	119	112	6.3%	245	242	1.2%
Non-scheduled services	18	20	(10.0)%	31	35	(11.4)%
	1,931	2,035	(5.1)%	3,832	4,127	(7.1)%
Other revenue	173	216	(19.9)%	324	421	(23.0)%
TOTAL TURNOVER	2,104	2,251	(6.5)%	4,156	4,548	(8.6)%
Employee costs	516	608	15.1%	1,043	1,220	14.5%
Depreciation and amortisation	164	192	14.6%	330	378	12.7%
Aircraft operating lease costs	41	45	8.9%	83	101	17.8%
Fuel and oil costs	199	294	32.3%	413	577	28.4%
Engineering and other aircraft costs	142	154	7.8%	282	315	10.5%
Landing fees and en route charges	153	160	4.4%	309	328	5.8%
Handling charges, catering and other operating costs	259	299	13.4%	502	602	16.6%
Selling costs	197	216	8.8%	412	469	12.2%
Accommodation, ground equipment costs and currency differences	185	211	12.3%	376	436	13.8%
TOTAL OPERATING EXPENDITURE	1,856	2,179	14.8%	3,750	4,426	15.3%

OPERATING PROFIT	248	72	244.4%	406	122	232.8%
Share of operating profits in associates	9	7	28.6%	6	8	(25.0)%
TOTAL OPERATING PROFIT INCLUDING ASSOCIATES	257	79	225.3%	412	130	216.9%

Other charges		(1)	nm
Profit on sale of fixed assets and investments	9	9	nm	28	101	(72.3)%
Interest
Net payable
	(64)	(82)	22.0%	(137)	(163)	16.0%
Retranslation credits/ (charges) on currency borrowings
	43		nm	7	(23)	130.4%
PROFIT BEFORE TAX	245	5	nm	310	45	588.9%
Tax	(90)	18	nm	(112)	7	nm
PROFIT AFTER TAX	155	23	nm	198	52	280.8%
Non equity minority interest*	(3)	(4)	25.0%	(6)	(7)	14.3%
PROFIT FOR THE PERIOD	152	19	nm	192	45	326.7%
Dividends paid and proposed
RETAINED PROFIT FOR THE PERIOD	152	19	nm	192	45	326.7%

nm: Not meaningful

* Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS (unaudited)

Three months ended		Six months ended
September 30		Increase/	September 30	Increase/
2002	2001	(Decrease)	2002	2001	(Decrease)
TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m)	27,301	29,297	(6.8)%	51,980	57,943	(10.3)%

ASK (m)	35,608	39,629	(10.1)%	70,628	80,609	(12.4)%

Passenger load factor(%)	76.7	73.9	2.8pts	73.6	71.9	1.7pts

CTK (m)	1,058	937	12.9%	2,105	2,030	3.7%

RTK (m)	3,788	3,868	(2.1)%	7,293	7,783	(6.3)%

ATK (m)	5,449	5,969	(8.7)%	10,815	12,093	(10.6)%

Overall load factor (%)	69.5	64.8	4.7pts	67.4	64.4	3.0pts

Passengers carried (000)	10,607	11,306	(6.2)%	20,272	22,599	(10.3)%

Tonnes of cargo carried (000)	189	178	6.2%	381	387	(1.6)%

FINANCIAL

Passenger revenue per RPK (p)	6.64	6.56	1.2%	6.90	6.70	3.0%
Passenger revenue per ASK (p)	5.09	4.85	4.9%	5.08	4.82	5.4%

Cargo revenue per CTK(p)	11.25	11.95	(5.9)%	11.64	11.92	(2.3)%

Total traffic revenue per RTK (p)	50.98	52.61	(3.1)%	52.54	53.03	(0.9)%
Total traffic revenue per ATK (p)	35.44	34.09	4.0%	35.43	34.13	3.8%
Average fuel price before hedging (US cents/US gallon)	80.16	87.43	(8.3)%	78.50	88.33	(11.1)%

OPERATIONS

Average Manpower Equivalent (MPE)	52,116	59,902	(13.0)%	52,521	59,871	(12.3)%

ATKs per MPE (000)	104.6	99.6	5.0%	205.9	202.0	1.9%

Aircraft in service at period end	349	373	(24)	349	373	(24)

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure per RTK (p)	44.43	50.75	(12.5)%	46.98	51.46	(8.7)%

Net operating expenditure per ATK (p)	30.89	32.89	(6.1)%	31.68	33.12	(4.3)%

Note 1 Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd,

BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMAN’S STATEMENT

Group Performance

Group profit before tax for the three months to September 30 was £245 million; this compares with a profit of £5 million last year. Operating profit - - at £248 million - - was £176m better than last year. The operating margin was 11.8%, 8.6 points better than last year.

The Board has again decided that no interim dividend will be paid.

The improvement in operating profit reflects significant cost reductions due to the actions taken before and after the September 11th attacks, improved contribution from the cargo business and the increasing impact of the Future Size and Shape programme, which continues on track. Whilst revenue fell, due to the weak global economy and the effects of exchange, unprofitable capacity was reduced and efficiency actions continued in all areas.

Group profit before tax for the six months to September 30 was £310 million, £265 million better than last year; operating profit - - at £406 million - - was £284 million better than last year.

Cash inflow before financing was £738 million for the six months, with the closing cash balance of £1,538 million representing a £319 million increase versus March 31. Net debt fell by £770 million to £5,524 million - - its lowest level since September 30, 1999 - - and is down £1 billion from the December 2001 peak.

Turnover

For the three month period, group turnover - - at £2,104 million - - was down 6.5% on a flying programme 8.7% smaller in ATKs. Passenger yields were up 1.2% per RPK; seat factor was up 2.8 points at 76.7% on capacity 10.1% lower in ASKs.

For the six month period, turnover declined by 8.6% to £4,156 million on a flying programme 10.6% smaller in ATKs. Passenger yields were up 3.0% per RPK with seat factor up 1.7 points at 73.6% on capacity 12.4% lower in ASKs.

Cargo volumes for the quarter (CTKs) were up 12.9% compared with last year, with yields (revenue/CTK) down 5.9%. For the six month period, cargo volumes were up 3.7%, with yields down 2.3%.

Overall load factor for the quarter was up 4.7 points at 69.5%, and for the half year up 3.0 points at 67.4%.

Costs

For the quarter, unit costs (pence/ATK) improved by 6.1% on the same period last year. This reflects a net cost reduction of 14.3% on capacity 8.7% lower in ATKs.

Significant reductions were achieved in all categories of operating cost, including manpower costs down 15.1%, fuel costs down 32.3% (primarily due to improvements in fuel price net of hedging together with reduced flying levels), accommodation and other costs down 12.3% (mainly due to contractor and IM cost savings) and other operating costs down 13.4%.

For the half year, unit costs (pence/ATK) improved by 4.3% on the same period last year. This reflects a net cost reduction of 14.5% on capacity 10.6% lower in ATKs.

Non Operating Items

Net interest expense for the quarter was £21 million, down £61 million on last year and net of a credit due to the revaluation of yen debts (used to fund aircraft acquisitions) of £43 million.

Profits on disposals of fixed assets and investments for the quarter were £9 million.

For the six month period interest expense was £130 million, down £56 million on last year. Profits on disposal were £28 million, down £73 million from last year when go was sold at a profit of £98 million.

Earnings Per Share

The profit attributable to shareholders for the three months was equivalent to 14.1 pence per share, compared with last year’s profit per share of 1.8 pence.

For the six month period, the profit attributable to shareholders was £192 million, equivalent to 17.8 pence per share, compared with earnings of 4.2 pence per share last year.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were £5,524 million at September 30 - - down £1 billion from the December 2001 peak and down £770 million since the start of the year (primarily £299 million of debt repayment, £326 million increase in cash and exchange gains of £145 million). The net debt/total capital ratio reduced by 4.9 points from March 2002 to 61.1%.

During the six months we generated a positive cashflow from operations of £756 million. After disposal proceeds, capital expenditure and interest payments on our existing debt, cash inflow was £738 million. This represents a £684 million improvement on last year, primarily due to the improvement in operating cashflow (£145 million), disposal proceeds net of capital expenditure (£387 million) and no dividend payment (£137 million).

Aircraft Fleet

During the quarter the Group fleet in service reduced by 2 to 349 aircraft. Reductions included 1 Boeing 757-200 and 1 Boeing 737-300 stood down pending disposal, together with 1 Turboprop and 2 Embraer 145s returned to lessor. The reductions were partially offset by the deliveries of 1 Embraer 145 and 2 Airbus A320 aircraft.

Future Size and Shape

The implementation of the shorthaul pricing initiatives announced as part of the Future Size and Shape programme is nearing completion. Lower fares are available without the previous restrictions on a total of 176 routes.

Forecast capital spend for the year remains on target at £450 million. FSAS disposal proceeds at September 30 were £426 million (including £218 million in 2001/02) and the remaining £74 million to achieve the £500 million target will be delivered before year end.

The group manpower reduction since August 2001 totals 9,786 including 1,397 relating to the disposal of World Network Services.

Associates

Qantas announced full year profits before tax of A$631 million. In addition they have completed a rights issue raising A$718 million of new capital. Our non-participation in their rights issue and dividend reinvestment plan resulted in the reduction of our holding from 21.4% to 19.0%.

Alliance development

We continue to develop our relationship with Iberia following the signing of a commercial agreement to work more closely across our complementary global networks. The extension of codesharing services to include Heathrow - Madrid and Heathrow - Barcelona is on track, as is codesharing with SN Brussels Airlines. We have also reached agreement with Swiss to continue the block space codeshare agreement on their Heathrow - Basle service for a further year.

Outlook

While the travel market continues to be subject to global economic and political uncertainty the revenue outlook has stabilised. The implementation of the Future Size and Shape programme continues on track and is delivering the cost savings that, in the absence of war or terrorist action, are expected to return our business to profitability for the full year.

Note:

Copies of the summary Interim Statement will be issued to all shareholders through the medium of the British Airways Investor newspaper. Copies of the full Interim report are available from the Company’s registered office and on the Internet at www.ba.com/investor.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company’s ‘Future Size and Shape’ programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company’s SEC filings, including, without limitation the Company’s Report on Form 20-F for the year ended March 2002.

GROUP BALANCE SHEET (unaudited)
	September 30		March 31
	2002 £m	2001 £m	2002 £m
FIXED ASSETS
Intangible assets	150	134	140
Tangible assets	9,940	10,802	10,474
Investments	500	451	489

	10,590	11,387	11,103

CURRENT ASSETS
Stocks	95	202	109
Debtors	1,171	1,205	1,231
Cash, short-term loans and deposits	1,538	1,060	1,219

	2,804	2,467	2,559

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	(2,947)	(3,080)	(3,201)

NET CURRENT LIABILITIES	(143)	(613)	(642)

TOTAL ASSETS LESS CURRENT LIABILITIES	10,447	10,774	10,461

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Borrowings and other creditors	(6,719)	(7,142)	(6,985)
Convertible Capital Bonds 2005	(112)	(112)	(112)

	(6,831)	(7,254)	(7,097)

PROVISIONS FOR DEFERRED TAX	(1,128)	(1,101)	(1,031)
PROVISIONS FOR LIABILITIES AND CHARGES	(105)	(63)	(126)

	2,383	2,356	2,207

CAPITAL AND RESERVES
Called up share capital	271	271	271
Reserves	1,915	1,891	1,745

	2,186	2,162	2,016
Minority interest	9	8	9
Non equity minority interest	188	186	182

	2,383	2,356	2,207

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)
	Six months ended		Year ended
	September 30		March 31
	2002 £m	2001 £m	2002 £m

Profit/(loss) for the period	192	45	(142)
Other recognised gains and losses relating to the period
Exchange and other movements	(22)	(4)	17

Total recognised gains and losses	170	41	(125)

These summary financial statements were approved by the Directors on November 5, 2002.

GROUP CASH FLOW STATEMENT (unaudited)
Six months ended			Year ended
	September 30		March 31
	2002 £m	2001 £m	2002 £m

CASH INFLOW FROM OPERATING ACTIVITIES	756	611	866

DIVIDENDS RECEIVED FROM ASSOCIATES	10	10	16

GOVERNMENT COMPENSATION RECEIVED			22

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(152)	(173)	(327)

TAX	(6)		(1)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	104	(238)	94

ACQUISITIONS AND DISPOSALS	26	(19)	(19)

EQUITY DIVIDENDS PAID		(137)	(137)

Cash inflow before management of liquid resources and financing	738	54	514

MANAGEMENT OF LIQUID RESOURCES	(334)	(118)	(301)

FINANCING	(412)	68	(217)

(Decrease)/increase in cash in the period	(8)	4	(4)

NOTES TO THE ACCOUNTS
For the period ended September 30, 2002

1	ACCOUNTING CONVENTION

The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2002 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985 and are consistent with those applied in the previous year. Due to the increasing incidence of the purchase of airport landing rights, these have been reclassified from tangible fixed assets to intangible fixed assets and the comparative figures restated accordingly.

		Six months ended		Year ended
		September 30		March 31
		2002 £m	2001 £m	2002 £m

2	RECONCILIATION OF OPERATING PROFIT
	TO CASH INFLOW FROM
	OPERATING ACTIVITIES
	Group operating profit/(loss)	406	122	(110)
	Depreciation and amortisation	330	378	770
	Decrease in stocks and debtors	49	156	250
	Decrease in creditors	(8)	(34)	(89)
	(Decrease)/increase in provisions for liabilities and charges	(21)	(11)	45

	Cash inflow from operating activities	756	611	866

3	RECONCILIATION OF NET CASH FLOW TO
	MOVEMENT IN NET DEBT

	(Decrease)/increase in cash during the period	(8)	4	(4)
	Net cash outflow/(inflow) from decrease in debt and lease financing	412	(68)	217
	Cash outflow from liquid resources	334	118	301
	Change in net debt resulting from cash flows	738	54	514
	New finance leases taken out and hire purchase arrangements made	(113)	(263)	(512)
	Assumed from subsidiary undertakings acquired during the period		(117)	(117)
	Conversion of Convertible Capital Bonds		1	1
	Exchange movements	145	20	43
	Movement in net debt during the period	770	(305)	(71)
	Net debt at April 1	(6,294)	(6,223)	(6,223)
	Net debt at period end	(5,524)	(6,528)	(6,294)

	Three months ended		Six months ended
	September 30		September 30
	2002 £m	2001 £m	2002 £m	2001 £m
4	OTHER INCOME AND CHARGES
	Charges from trade investments	(1)

		(1)

	Other income and charges represented by:
	Group	(1)
		(1)

NOTES TO THE ACCOUNTS (continued)
For the period ended September 30, 2002

Three months ended		Six months ended
September 30		September 30
2002 £m	2001 £m	2002 £m	2001 £m

5	PROFIT/(LOSS) ON SALE OF FIXED ASSETS AND INVESTMENTS
	Net profit on disposal of go (Note 1 below)	10	(2)	10	98
	Net (loss)/profit on disposal of other fixed assets and investments	(1)	11 `	18	3

		9	9	28	101
	Represented by:
	Group	9	9	28	101
		9	9	28	101

Note 1 - The profit on disposal of go relates to the additional contracted proceeds resulting from the onward sale by 3i Plc to EasyJet.

6	INTEREST
	Net payable:
	Interest payable less amount capitalised	81	98	168	192
	Interest receivable	(17)	(16)	(31)	(29)
		64	82	137	163
	Retranslation (credits)/charges on currency borrowings	(43)		(7)	23

		21	82	130	186

	Net interest payable represented by:
	Group	19	78	128	182
	Associates	2	4	2	4
		21	82	130	186

7			TAX

The tax charge for the quarter is £90 million. This represents current tax of £10 million payable overseas on the Group’s share of income from associates in the quarter and £80 million by the way of deferred taxes in the UK.

The deferred tax provision is included on balance sheet and amounts to £1,128 million at September 30, 2002 (September 30, 2001: £1,101 million ; March 31, 2002: £1,031 million).

None of the deferred tax is expected to become payable in the foreseeable future.

8	EARNINGS PER SHARE

Basic earning per share for the quarter ended September 30, 2002 are calculated on a weighted average of 1,076,134,000 ordinary shares (September 2001: 1,076,054,000) and for the six months ended September 30, 2002, on a weighted average of 1,076,124,000 ordinary shares (September 2001: 1,076,002,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended September 30, 2002 are calculated on a weighted average of 1,124,260,000 ordinary shares (September 2001: 1,080,692,000) and for the six months ended September 30, 2002 on a weighted average of 1,124,224,000 ordinary shares (September 2001: 1,082,450,000).

The number of shares in issue at September 30, 2002 was 1,082,784,000 (September 30, 2001: 1,082,741,000; March 31, 2002: 1,082,757,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (continued)
For the period ended September 30, 2002

		September 30		March 31
		2002 £m	2001 £m	2002 £m

9	INTANGIBLE ASSETS
	Goodwill	99	109	105
	Landing rights	51	25	35

		150	134	140

10	TANGIBLE ASSETS
	Fleet	8,250	8,937	8,672
	Property	1,224	1,342	1,300
	Equipment	466	523	502

		9,940	10,802	10,474

11	INVESTMENTS
	Associated undertakings	431	386	425
	Trade investments	44	40	39
	Investment in own shares	25	25	25

		500	451	489

12	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
	Loans	64	56	62
	Finance leases	133	104	208
	Hire purchase arrangements	330	406	409
		527	566	679
	Corporate tax	39	27	29
	Other creditors and accruals	2,381	2,487	2,493
		2,947	3,080	3,201

13	BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER MORE THAN ONE YEAR
	Loans	1,323	1,289	1,483
	Finance leases	2,454	2,380	2,404
	Hire purchase arrangements	2,646	3,241	2,835
		6,423	6,910	6,722
	Corporate tax		9
	Other creditors and accruals	296	223	263
		6,719	7,142	6,985

14	RESERVES
	Balance at April 1	1,745	2,944	2,944
	Prior year adjustment relating to Deferred Tax		(1,094)	(1,094)
	Balance at April 1 as restated	1,745	1,850	1,850
	Retained profit/(loss) for the period	192	45	(142)
	Exchange and other adjustments	(22)	(4)	17
	Goodwill written back on disposals			20
		1,915	1,891	1,745

15	The figures for the three months and six months ended September 30, 2002 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended March 31, 2002 have been extracted from the full accounts with certain minor presentational changes for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction

We have been instructed by the Company to review the financial information set out within the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement and Notes to the Accounts and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit.

Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for both the three months and six months ended September 30, 2002.

Ernst & Young LLP

London

November 5, 2002

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the Report and Accounts for the year ended March 31, 2002, with the exception of the implementation of SFAS 142 ‘Goodwill and Other Intangible Assets’ from April 1, 2002.

SFAS 142 includes the requirements to test goodwill and indefinite-lived intangible assets for impairment rather than amortise them. Intangible assets that are not deemed to have an indefinite life continue to be amortised over their estimated useful lives. Amortisation of goodwill charged under UK GAAP has been reversed for US GAAP. During the quarter the Group completed a goodwill impairment review using the two-step process prescribed in SFAS 142. No impairment charge resulted from this review.

The adjusted net income and shareholders' equity applying US GAAP are set out below:

Three months ended			Six months ended
September 30			September 30
	2002 £m	2001 £m	2002 £m	2001 £m

Profit for the period as reported in the Group profit and loss account	152	19	192	45

US GAAP adjustments	79	54	175	70

Net income as so adjusted to accord with US GAAP	231	73	367	115

Net income per Ordinary Share as so adjusted
Basic	21.5p	6.8p	34.1p	10.7p
Diluted	20.7p	6.6p	33.0p	10.5p

Net income per American Depositary Share as so adjusted
Basic	215p	68p	341p	107p
Diluted	207p	66p	330p	105p

		September 30	March 31
		2002 £m	2001 £m	2002 £m

Shareholders' equity as reported in the Group balance sheet		2,186	2,162	2,016
US GAAP adjustments		246	87	55

Shareholders' equity as so adjusted to accord with US GAAP		2,432	2,249	2,071

AIRCRAFT FLEET
Number in service with Group companies at September 30,2002
					Changes
	On balance	Operating Leases		Total	since
	sheet	off balance sheet		Sept	June	Future
	Aircraft	Extendible	Other	2002	2002	Deliveries	Options
AIRLINE OPERATIONS (Notes 1 & 2)

Concorde (Note 3)	7			7

Boeing 747-400	56			56

Boeing 777	43			43

Boeing 767-300 (Note 4)	21			21

Boeing 757-200	15	2	1	18	(1)

Airbus A318						6

Airbus A319 (Note 5)	21	10	2	33		6	112

Airbus A320	12	2	3	17	2	12

Airbus A321						4

Boeing 737-300			23	23	(1)

Boeing 737-400	20	5	6	31

Boeing 737-500			10	10

Turbo Props (Note 6)			41	41	(1)

Embraer RJ145	16	3	9	28	(1)		17

Avro RJ100		16		16

British Aerospace 146	5			5

GROUP TOTAL	216	38	95	349	(2)	28	129

Notes:

1 Includes those operated by British Airways Plc, CityFlyer Express, Deutsche BA and BA CitiExpress.

2 Excludes 3 Boeing 747 - 200s, 1 Boeing 757 - 200 and 1 Boeing 737-300, stood down pending disposal or return to lessor, 1 Boeing 747 - 400 sub-leased to Qantas.

3 Includes 2 Concordes currently stood down pending safety modifications.

4 Includes 3 Boeing 767-300s temporarily out of service.

5 Certain future deliveries and options included reserved delivery positions, and may be taken as any A320 family of aircraft.

6 Includes 12 Jetsteam 41 aircraft, 13 British Aerospace ATP aircraft, 5 ATR72 aircraft and 11 de Havilland Canada DHC-8 aircraft.